EXHIBIT 10.2

2003 AMC ENTERTAINMENT INC.
LONG-TERM INCENTIVE PLAN

I. INTRODUCTION

1.1 **Purpose.** The purpose of the 2003 AMC Entertainment Inc. Long-Term Incentive Plan (the "Plan") is to incorporate stock-based and results-oriented awards into the compensation packages of executives, managers and other employees, consultants, and advisors, to thereby increase the alignment of the interests of such persons and stockholders. The Plan is intended to foster in participants a strong incentive to exert maximum effort for the continued success and growth of the Company or its Subsidiaries and the enhancement of stockholders' interests, to aid in retaining individuals who exert such efforts and to assist in attracting the best available individuals in the future.

1.2 **Definitions.**

"Affiliate" shall mean, with respect to any specified Person:

(1) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person; or

(2) any other Person that owns, directly or indirectly, 10% or more of such Person's Capital Stock or any officer or director of any such Person or other Person or, with respect to any natural Person, any person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin.

For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Agreement" shall mean (i) a written agreement evidencing an award hereunder between the Company and the recipient of such award or (ii) such other documentation approved by the Committee evidencing an award to an entire class or group of one or more recipients of awards, which shall include terms and conditions that apply to such award in accordance with the Plan.

"Apollo" means (i) Apollo Management IV, L.P., a Delaware limited partnership, in its capacity as investment manager to the Apollo IV Holders; (ii) Apollo Management V, L.P., a Delaware limited partnership, in its capacity as investment manager to the Apollo V Holders; and (iii) their Affiliates.

"Apollo Group" shall mean (i) Apollo; (ii) the Apollo Holders; (iii) any Affiliate of Apollo (including the Apollo Holders); and (iv) any Person with whom Apollo or any Apollo Holder may be deemed as part of a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

"Apollo Holders" shall mean (i) Apollo Investment Fund IV, L.P., a Delaware limited partnership ("AIF IV)", and Apollo Overseas Partners IV, L.P., a Cayman Islands exempted limited partnership ("AOP IV") (collectively with AIF IV referred to as the "Apollo IV Holders") and any other partnership or entity affiliated with and managed by Apollo to which either AIF IV or AOP

IV assigns any of their respective interests in or to the Preferred Stock; and (ii) Apollo Investment Fund V, L.P., a Delaware limited partnership ("AIF V") and Apollo Overseas Partners V, L.P., a Cayman Islands exempted limited partnership ("AOP V") (collectively with AIF V referred to as the "Apollo V Holders") and any other partnership or entity affiliated with and managed by Apollo to which either AIF V or AOP V assigns any of their respective interests in or to the Preferred Stock.

"Board" shall mean the Board of Directors of the Company.

"Capital Stock" of any Person shall mean any and all shares, interests, participations or other equivalents (however designated) of such Person's capital stock, including preferred stock, any rights (other than debt securities convertible into capital stock), warrants or options to acquire such capital stock, whether now outstanding or issued hereafter.

"Cause" shall mean, solely for purposes of this Plan, the failure to perform duties assigned by the Company or a Subsidiary, an act of dishonesty or misrepresentation, the commission of a felony, excessive absenteeism, the violation of the Company's code of ethics or business practice standards, the violation of any statutory or common law duty of loyalty to the Company or a Subsidiary or engaging in any manner or capacity, without the Company's written consent, as principal, agent, partner, officer, director or employee, in any business or activity competitive with the business conducted by the Company or a Subsidiary, all as determined in the sole discretion of the Committee.

"Change in Control" shall mean the occurrence, after the date hereof, of any of the following events:

(1)   any Person (other than a Permitted Holder) or any Persons (other than any Permitted Holders) acting together that would constitute a group (for purposes of Section 13(d) of the Exchange Act, or any successor provision thereto) (a "Group"), together with any Affiliates thereof (other than any Permitted Holders) shall beneficially own (as defined in Rule 13d-3 under the Exchange Act, or any successor provision thereto) at least 50% of the aggregate voting power of all classes of Capital Stock of the Company entitled to vote generally in the election of directors (the determination of aggregate voting power to recognize that the Company's Class B Stock currently has ten votes per share and the Company's Common Stock currently has one vote per share); or

(2)   any Person (other than a Permitted Holder) or Group (other than any Permitted Holders) together with any Affiliates thereof (other than any Permitted Holders) shall succeed in having a sufficient number of its nominees who are not management nominees elected to the Board of Directors of the Company such that such nominees, when added to any existing director remaining on the Board of Directors of the Company after such election who is an Affiliate (other than any Permitted Holder) of such Group, will constitute a majority of the Board of Directors of the Company.

"Code" shall mean the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

"Committee" shall mean the Compensation Committee of the Board or its delegate, or any other committee the Board may designate to administer this Plan, which shall consist of not fewer

than two members of the Board, none of whom are employees of the Company or a Subsidiary.

"Common Stock" shall mean the common stock of the Company, par value 66 $^2/_3$ cents per share, or if by reason of the adjustment provisions hereof any rights under the Plan pertain to any other security, such other security.

"Company" shall mean AMC Entertainment Inc., a corporation organized and existing under the laws of the State of Delaware, or such Company by whatever name it may at the time have.

"Deferral Period" shall mean as to Deferred Stock Units the period described in Section 4.4.

"Deferred Cash Account" shall mean an appropriate bookkeeping account or record maintained by the Company for the purpose of crediting Deferred Cash Awards and interest credited thereto from time to time. The Deferred Cash Account shall not constitute or be treated as an escrow or trust fund of any kind, but shall be an unfunded, unsecured liability of the Company to make payments in accordance with the provisions of Section 6. The recipient of a Deferred Cash Award shall not have any claim or right to payment from the Deferred Cash Account except as provided herein.

"Deferred Cash Award" shall mean an award of cash, the receipt of which is deferred pursuant to the terms of this Plan.

"Deferred Stock Account" shall mean an appropriate bookkeeping account or record maintained by the Company, denominated in Deferred Stock Units, for the sole purpose of measuring and determining the number of shares of Common Stock to be delivered to the holder in exchange for Deferred Stock Units. The Deferred Stock Account shall not constitute or be treated as an escrow or trust fund of any kind, but shall be an unfunded, unsecured liability of the Company to make payments in accordance with the provisions of Section 4. The holder of a Deferred Stock Unit shall not be entitled to redeem, exchange or otherwise receive any amount from the Deferred Stock Account except as provided herein.

"Deferred Stock Unit" shall mean a unit of credit of the Deferred Stock Account representing one share of Common Stock. If the Company shall declare and pay a dividend on the Common Stock in capital stock other than Common Stock, or if the Company shall engage in a recapitalization, reclassification, merger or other transaction to change the capital or corporate structure of the Company, then in accordance with Sections 4.7 and 7.7, Deferred Stock Units shall represent such other Capital Stock in place of or in addition to Common Stock, and references in Section 4 to Common Stock shall in addition mean, as appropriate, such other Capital Stock. In such an event, a Deferred Stock Account may be denominated in separate classes of Deferred Stock Units representing different classes of Capital Stock. In any calculation of Deferred Stock Units to be credited to a Deferred Stock Account, the number of Deferred Stock Units shall be rounded to be nearest one-hundredth of a unit.

"Disability" shall mean the inability of the holder of an award to perform substantially such holder's duties and responsibilities due to a physical or mental condition (i) that would entitle such holder to benefits under the American Multi-Cinema, Inc. Long-Term Disability Plan (or similar disability plan of the Company or a Subsidiary in which such holder is a participant) or if the Committee deems it relevant, any disability rights provided as a matter of local law or (ii) if such holder is not eligible for long-term disability benefits under any plan sponsored by the

Company, a Subsidiary or an Affiliate, that would, as determined by the Committee, entitle such holder to benefits under American Multi-Cinema, Inc.'s Long-Term Disability Plan if such holder were eligible therefor. In the case of Incentive Stock Options, the term "Disability" shall have the same meaning as "Permanent and Total Disability" as such term is defined in Section 22(e)(3) of the Code or any successor thereto.

"Exchange Act" shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Fair Market Value" shall mean the closing price of a share of Common Stock as reported by the Listing Exchange on the date as of which such value is being determined or, if there shall be no reported transactions for such date, on the next preceding date for which transactions were reported; provided, however, that if Fair Market Value for any date cannot be so determined, Fair Market Value shall be determined by the Committee by whatever means or method as the Committee, in the good faith exercise of its discretion, shall at such time deem appropriate.

"Family Entity" shall mean a trust in which one or more Family Members have more than fifty percent (50%) of the beneficial interest, a foundation in which the award holder and/or one or more Family Members control the management of assets and any other entity in which the award holder and/or one or more Family Members own more than fifty percent (50%) of the voting interests.

"Family Member" shall mean an award holder's spouse, parent, child, stepchild, grandchild, sibling, mother or father-in-law, son or daughter-in-law, stepparent, grandparent, former spouse, niece, nephew or brother or sister-in-law, including adoptive relationships, or any person sharing the award holder's household (other than a tenant or employee).

"Incentive Stock Option" or "ISO" shall mean an option to purchase shares of Common Stock that meets the requirements of Section 422 of the Code or any successor provision, which is intended by the Committee to constitute an Incentive Stock Option.

"Listing Exchange" shall mean the principal securities market on which the Company's shares of Common Stock are traded (as of the effective date, the Listing Exchange is the American Stock Exchange).

"Mature Shares" shall mean previously-acquired shares of Common Stock for which the holder thereof has good title, free and clear of all liens and encumbrances and which such holder either (i) has held for at least six months or (ii) has purchased on the open market.

"Non-Employee Director" means a member of the Board who is not an employee of the Company or any of its Subsidiaries.

"Nonqualified Stock Option" shall mean an option (including a Purchased Stock Option) to purchase shares of Common Stock which is not an Incentive Stock Option.

"Performance Grant" shall mean an award conferring a right, contingent upon the attainment of one or more specified Performance Measures within a specified Performance Period, to receive a Stock Option, shares of Common Stock, Restricted Stock, Deferred Stock Units, a Deferred Cash Award, cash, or any combination thereof, as determined by the Committee or as evidenced in the Agreement relating to such Performance Grant.

"Performance Measures" shall mean the criteria and objectives that may be established by the Committee, which must be satisfied or met during the applicable Restriction Period or Performance Period (i) as a condition to the grant or exercisability of all or a portion of a Stock Option, (ii) as a condition to the grant of a Restricted Stock Award, Deferred Stock Units or a Deferred Cash Award, or (iii) as a condition to the holder's receipt, in the case of a Restricted Stock Award, of the shares of Common Stock subject to such award, or, in the case of a Performance Grant, of the Stock Options, shares of Common Stock, Restricted Stock, Deferred Stock Units or Deferred Cash Award subject to such Performance Grant and/or of payment of cash with respect to such Performance Grant. Such criteria and objectives shall include one or more of the following: the attainment by a share of Common Stock of a specified value within or for a specified period of time; earnings per share; earnings before interest expense, taxes, depreciation and amortization ("EBITDA") or any variation or adjustment thereof ("adjusted EBITDA"), either in the aggregate or as a percentage of total revenues; earnings before interest expense, taxes, depreciation and amortization and rent ("EBITDAR"), or any variation or adjustment thereof ("adjusted EBITDAR") either in the aggregate or as a percentage of total revenues; return to stockholders (including dividends); return on equity; return on invested capital; earnings; revenues; market share; cash flow; free cash flow; variable operating expense per patron; fixed operating expense per screen; retention of admission revenues in excess of film exhibition cost per screen; concession gross profit per patron; cost reduction goals; or any combination of the foregoing, including on a consolidated basis. Such criteria and objectives may relate to results obtained by the individual, the Company, a Subsidiary, or any business unit or division thereof, or may apply to results obtained relative to a specific industry, a specific index or a specific peer group of two or more companies. If the Committee desires that any award subject to Performance Measures be a "Qualified Performance-Based Award", the Performance Measures (i) shall be established by the Committee no later than ninety (90) days after the commencement of the Performance Period (and, if the Performance Period is less than one year, prior to the completion of twenty-five percent (25%) of the period of service to which the award relates) and (ii) shall satisfy all other applicable requirements imposed under United States Treasury Regulations promulgated under Section 162(m) of the Code, including the requirement that such Performance Measures be stated in terms of an objective formula or standard.

"Performance Period" shall mean any period designated by the Committee or specified in an Agreement during which the Performance Measures applicable to a Performance Grant shall be measured. The service period for accounting purposes is intended to be the Performance Period.

"Permitted Holder" shall mean:

(1)   Mr. Stanley H. Durwood's surviving spouse and any of his lineal descendants and their respective spouses (collective, the "Durwood Family") and any Affiliate of any member of the Durwood Family;

(2)   Mr. Stanley H. Durwood's estate, or any trust established by Mr. Stanley H. Durwood, during any period of administration prior to the distribution of assets to beneficiaries who are Persons described in clause (3) below;

(3)   any trust which is established solely for the benefit of one or more of the Durwood Family (whether or not any member of the Durwood Family is a trustee of such trust) or solely for the benefit of one or more charitable organizations or solely for the benefit of a combination of members of the Durwood Family and one or more charitable organizations;

(4)   any member of the Apollo Group; and

(5)   any subsidiary which is a corporation of which more than 50% of the outstanding shares of Capital Stock having ordinary voting power for the election of directors is owned directly or indirectly by the Company or a partnership, limited liability company, association, joint venture or other entity in which the Company, directly or indirectly, has more than a 50% equity interest, any employee stock purchase plan, stock option plan or other stock incentive plan or program, retirement plan or automatic reinvestment plan or any substantially similar plan of the Company or any subsidiary, as so defined, or any Person holding securities of the Company for or pursuant to the terms of any such employee benefit plan; provided that if any lender or other Person shall foreclose on or otherwise realize upon or exercise any remedy with respect to any security interest in or lien on any securities of the Company held by any Person listed in this clause (5), then such securities shall no longer be deemed to be held by a Permitted Holder.

"Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof.

"Plan" shall have the meaning set forth in Section 1.1.

"Post-Termination Exercise Period" shall mean the period specified in or pursuant to Section 2.2(a), Section 2.2(b), Section 2.2(d) or Section 2.2(e) following termination of employment with or service to the Company during which a Stock Option may be exercised.

"Preferred Stock" means, collectively, the Company's Series A Convertible Preferred Stock and Series B Exchangeable Preferred Stock.

"Purchased Stock Option" shall mean a Nonqualified Stock Option that is sold to an eligible individual at a price determined by the Committee, has an exercise price equal to the Fair Market Value of the Common Stock subject to such Stock Option on the date such Stock Option is sold to the eligible individual, and contains such additional terms and conditions as the Committee deems appropriate in accordance with the Plan.

"Qualified Performance-Based Award" means any award that is designated by the Committee as intended to qualify for the exemption from the limitation on deductibility imposed by Section 162(m) of the Code.

"Related Employment" shall mean the employment or performance of services by an individual for an employer that is neither the Company nor a Subsidiary, provided that (i) such employment or performance of services is undertaken by the individual at the request of the Company or a Subsidiary, (ii) immediately prior to undertaking such employment or performance of services, the individual was employed by or performing service for the Company or a Subsidiary, or was engaged in Related Employment and (iii) such employment or performance of services is in the best interests of the Company as determined by the Committee and is recognized by the Committee, in its discretion, as Related Employment. The death or Disability of an individual or his or her involuntary termination of employment during a period of Related Employment shall be treated, for purposes of this Plan, as if the death, Disability or involuntary termination had occurred while the individual was employed by or performing services for the Company or a Subsidiary.

"Restricted Stock" shall mean shares of Common Stock which are subject to a Restriction Period.

"Restricted Stock Award" shall mean an award of Restricted Stock under this Plan.

"Restriction Period" shall mean any period designated by the Committee during which the Common Stock subject to a Restricted Stock Award remains subject to forfeiture if the holder does not remain continuously in the employment of or service to the Company and may not be sold, transferred, assigned, pledged, hypothecated or otherwise encumbered or disposed of, except as provided in this Plan or the Agreement relating to such award.

"Retirement" shall mean "Normal Retirement", "Late Retirement" and, only with the approval of the Committee, "Early Retirement", all as defined in the Defined Benefit Retirement Income Plan for Certain Employees of American Multi-Cinema, Inc. or any comparable plan of the Company or a Subsidiary, as determined by the Committee.

"Stock Option" shall mean a Nonqualified Stock Option or an Incentive Stock Option.

"Subsidiary" shall mean any entity of which the Company owns or controls, directly or indirectly, 50% or more of the outstanding shares of stock normally entitled to vote for the election of directors (or comparable equity participation and voting power).

"Tax Date" shall have the meaning set forth in Section 7.5.

"Ten Percent Holder" shall have the meaning set forth in Section 2.1(a).

"Vested" shall mean that the holder has satisfied certain conditions which entitle the holder to an award, subject however to the terms of the Agreement granting the award and the Plan.

1.3.   *Administration.* This Plan shall be administered by the Committee. The Board may, in its discretion, reserve to itself any or all of the authority and responsibility of the Committee. To the extent that the Board has reserved to itself the authority and responsibility of the Committee, all references to the Committee in this Plan shall be deemed to refer to the Board.

To the extent permitted by applicable law, the Committee may delegate some or all of its power and authority hereunder to a subcommittee or to another entity or committee, to a member of the Board, or to one or more officers of the Company as the Committee deems appropriate; provided, however, that except for a committee or subcommittee composed solely of two or more Board members who are "outside directors" under Section 162(m) of the Code and "non-employee directors" under Rule 16b-3 promulgated under the Exchange Act, the Committee may not delegate its power and authority with regard to (i) decisions regarding a Performance Grant to any person who is a "covered employee" within the meaning of Section 162(m) of the Code or who, in the Committee's judgment, is likely to be a covered employee at any time during the period an award hereunder to such employee would be outstanding, (ii) the selection for participation in this Plan of an officer or other person subject to Section 16 of the Exchange Act or decisions concerning the timing, pricing or amount of an award to such an officer or other person, and (iii) any decision involving such persons under Section 7.7 or regarding the impact of a Change in Control.

The Committee may grant any one or a combination of the following awards under this Plan to eligible persons: (i) Stock Options (in the form of Nonqualified Stock Options or Incentive Stock Options), (ii) Restricted Stock Awards, (iii) Deferred Stock Units, (iv) Deferred Cash

Awards, and (v) Performance Grants.

The Committee shall, subject to the terms of this Plan, select eligible persons for participation in this Plan and determine the form, amount and timing of each award to such persons, the exercise price or base price associated with the award, the time and conditions of exercise or settlement of the award and all other terms and conditions of the award, including, without limitation, the form of the Agreement evidencing the award.

Unless otherwise provided in the Plan, the Committee may, in its sole discretion and for any reason at any time, take action such that (i) any or all outstanding Stock Options shall become exercisable in part or in full, (ii) all or a portion of the Restriction Period applicable to any outstanding Restricted Stock Award or the Deferral Period or vesting applicable to any outstanding Deferred Stock Units or Deferred Cash Award shall lapse, (iii) all or a portion of the Performance Period applicable to any outstanding award shall lapse and (iv) the Performance Measures applicable to any outstanding award (if any) shall be deemed to be satisfied at the maximum or any other level. Notwithstanding the foregoing, except as to Committee action in the event of the holder's death or Disability or a Change in Control or as provided in Section 7.7, no Qualified Performance-Based Award may be amended, nor may the Committee exercise any discretionary authority it may otherwise have under this Plan with respect to a Qualified Performance-Based Award under this Plan, in any manner to waive the achievement of the applicable Performance Measures or to increase the amount payable pursuant thereto or the value thereof, or otherwise in a manner that would cause the Qualified Performance-Based Award to cease to qualify for the exemption from the limitation on deductibility under Section 162(m) of the Code. Notwithstanding that Performance Measures may be achieved, the Committee may determine, in its discretion, whether and the extent to which a Qualified Performance Based Award to a "covered employee", as defined under Code Section 162(m), will be paid.

The Committee shall, subject to the terms of this Plan, interpret this Plan and the application thereof, establish, amend and revoke rules and regulations it deems necessary or desirable for the administration of this Plan, adopt sub-plans applicable to specific Subsidiaries, locations or classifications of employees and may impose, incidental to the grant of an award, conditions with respect to the award, such as limiting competitive employment or other activities to the extent permitted under local law. The Committee may require, as a condition to the issuance, exercise, settlement or acceptance of an award under this Plan, that the award recipient agree to mandatory arbitration to settle any disputes relating to such award. All such interpretations, rules, regulations and conditions shall be final, binding and conclusive.

The Committee's determination under the Plan including, without limitation, determination of the persons to receive awards, the form, amount and type of awards, the terms and provisions of awards and the written material evidencing such awards, any amendments to the terms and provisions of any awards, and the granting or rejecting of applications for delivery of shares of Common Stock need not be uniform and may be made selectively among otherwise eligible persons whether or not such persons are similarly situated.

No member of the Committee, and no entity, subcommittee, committee, member of the Board or officer to whom the Committee delegates any of its power and authority hereunder, shall be liable for any act, omission, interpretation, construction or determination made in connection with this Plan in good faith. Service on the Committee shall constitute service as a member of the Board of Directors, so that the members of the Committee shall be entitled to indemnification and reimbursement as Directors pursuant to its Bylaws and any agreements between the Company and its Directors providing for indemnification.

A majority of the Committee shall constitute a quorum. The acts of the Committee shall be either (i) acts of a majority of the members of the Committee present at any meeting at which a quorum is present or (ii) acts approved in writing by all of the members of the Committee without a meeting.

1.4. Eligibility. Executives, managers and other employees (including employees who are also directors) of the Company or a Subsidiary, consultants and advisors eligible under Securities Act Rule 405 or its successor who perform services for the Company or a Subsidiary are eligible to receive awards under this Plan, as the Committee in its sole discretion may select from time to time. A director who is an employee shall be eligible to participate as an employee under this Plan. The Committee's selection of a person to participate in this Plan at any time shall not require the Committee to select such person to participate in this Plan at any other time.

1.5. Shares Available. Subject to adjustment as provided in Section 7.7, 6,500,000 shares of Common Stock shall be available for issuance in settlement of Performance Grants, Deferred Stock Units, upon exercise of Stock Options or as Restricted Stock Awards under this Plan. Such number of available shares shall be reduced by the sum of the aggregate number of shares of Common Stock which become subject to outstanding Stock Options, outstanding Restricted Stock Awards, outstanding Deferred Stock Units and outstanding Performance Grants. To the extent that shares of Common Stock subject to an outstanding Stock Option, Restricted Stock Award, Deferred Stock Unit or Performance Grant are not issued or delivered by reason of the expiration, termination, cancellation or forfeiture of such award, then such shares of Common Stock shall again be available under this Plan. Shares of Common Stock shall be made available from authorized but unissued shares, treasury shares, reacquired shares, or any combination thereof.

Subject to adjustment as provided in Section 7.7, to the extent necessary for an award to be qualified performance-based compensation under Section 162(m) of the Code, the maximum aggregate number of shares of Common Stock issuable under any Stock Options, Restricted Stock, Deferred Stock Units and Performance Grants awarded to any individual with respect to any fiscal year of the Company shall be 750,000 shares or equivalents thereof. The maximum amount of cash and Deferred Cash Awards awardable to any person with respect to any fiscal year of the Company in connection with a Performance Grant shall be $2,500,000.

1.6. Employment. Unless otherwise expressly provided herein, references to "employment" with the Company or "employment with or service to the Company" shall mean the employment with or service to the Company or a Subsidiary, including transfers of employment between the Company or a Subsidiary, approved leaves of absence and Related Employment.

II. STOCK OPTIONS

2.1. Stock Options. The Committee may, in its discretion, grant Stock Options to such eligible persons as may be selected by the Committee. An Incentive Stock Option may not be granted to any person who is not an employee of the Company or of any "subsidiary" (as defined in Section 424 of the Code). Each Incentive Stock Option shall be granted within ten years of the date this Plan is approved by stockholders. To the extent that the aggregate Fair Market Value (determined as of the date of grant) of shares of Common Stock with respect to which options designated as Incentive Stock Options are exercisable for the first time by a holder during any calendar year (under this Plan or any other plan of the Company, or any subsidiary as defined in Section 424 of the Code) exceeds the amount (currently $100,000) established by the Code, such options shall constitute Nonqualified Stock Options.

Stock Options shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable:

(a) *Number of Shares and Purchase Price.* The number of shares of Common Stock subject to a Stock Option shall be determined by the Committee. The purchase price per share of Common Stock purchasable upon exercise of a Stock Option shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date of grant of such Stock Option; provided, however, that if an Incentive Stock Option shall be granted to any person who, at the time such Incentive Stock Option is granted, owns capital stock possessing more than ten percent (10%) of the total combined voting power of all classes of capital stock of the Company (or of any parent or subsidiary as defined in Section 424 of the Code) (a "Ten Percent Holder"), the purchase price per share of Common Stock shall be the price (currently 110% of Fair Market Value) required by the Code in order to constitute an Incentive Stock Option.

(b) *Option Period and Exercisability.* The period during which a Stock Option may be exercised shall be determined by the Committee; provided, however, that no Incentive Stock Option shall be exercised later than ten years after its date of grant; provided further, that if an Incentive Stock Option shall be granted to a Ten Percent Holder, such Incentive Stock Option shall not be exercised later than five years after its date of grant. The Committee may, in its discretion, establish Performance Measures which shall be satisfied or met as a condition to the grant of a Stock Option or to the exercisability of all or a portion of a Stock Option. The Committee may determine that a Stock Option shall become exercisable in full at any time. An exercisable Stock Option, or portion thereof, may be exercised only with respect to whole shares of Common Stock.

(c) *Method of Exercise.* A Stock Option may be exercised (i) by giving written notice to the office of the Secretary of the Company specifying the number of whole shares of Common Stock to be purchased and (ii) by executing such documents as the Company may reasonably request. No certificate representing Common Stock shall be delivered until (x) the full purchase price therefor has been paid (or arrangement made for such payment to the Company's satisfaction), either (A) in cash (which includes certified bank or cashier's checks or money orders), (B) by delivery (either actual delivery or by attestation procedures established by the Company) of Mature Shares having an aggregate Fair Market Value, determined as of the date of exercise, equal to the aggregate purchase price payable by reason of such exercise, or (C) by a combination of (A) and (B), and (y) full payment of any withholding taxes thereon required by the Company to be paid (or arrangements made for such payment to the Company's satisfaction) as provided in Section 7.5, in each case to the extent set forth in the Agreement relating to the Stock Option. Any fraction of a share of Common Stock which would be required to pay such purchase price shall be disregarded and the remaining amount due shall be paid in cash by the optionee. The Committee may, in its discretion and at the request of the optionee, upon receipt in cash (as described above) of the exercise price and upon the provision of the amount of any taxes required to be withheld as provided in Section 7.5, issue shares directly to a brokerage firm selected by the optionee to whom the optionee has submitted an irrevocable notice of exercise in accordance with Regulation T of the Board of Directors of the Federal Revenue Board. The proceeds received by the Company from the sale of its Common Stock under the Plan shall be used for general corporate purposes of the Company and its Subsidiaries.

(d)   *Minimum Vesting Period.* Unless otherwise provided in the Agreement, no Stock Option may become exercisable until six months from the date such Stock Option was granted.

(e)   *Repricing and Discounting.* Subject to Section 7.7, the repricing or discounting of Stock Options is expressly disallowed under this Plan.

2.2.   *Termination of Employment or Service.* Subject to the provisions of the Plan, unless otherwise set forth in the Agreement relating to a Stock Option:

(a)   *Disability.* If the holder's employment with or service to the Company terminates by reason of Disability, each Stock Option held by such holder shall become fully vested and exercisable and may thereafter be exercised by such holder (or such holder's legal representative or similar person) until the date which is one year after the effective date of such holder's termination of employment or service, or if earlier, the expiration date of the term of such Stock Option.

(b)   *Retirement.* If the holder's employment with or service to the Company terminates by reason of Retirement, each Stock Option held by such holder shall become fully vested and exercisable and may thereafter be exercised by such holder (or such holder's legal representative or similar person) until the date which is three months, if the Stock Option is an Incentive Stock Option, or three years, if the Stock Option is a Nonqualified Stock Option, after the effective date of such holder's termination of employment or service, or if earlier, the expiration date of the term of such Stock Option.

(c)   *Death.* If the holder's employment with or service to the Company terminates by reason of death, each Stock Option held by such holder shall become fully vested and exercisable and may thereafter be exercised by such holder's executor, administrator, legal representative, beneficiary or similar person until the date which is one year after the date of death, or if earlier, the expiration date of the term of such Stock Option.

(d)   *Involuntary Termination Without Cause.* If the holder's employment with or service to the Company is terminated by the Company or a Subsidiary without Cause, (and without the existence of grounds for Cause), each Stock Option held by such holder shall cease to vest, and to the extent already vested may thereafter be exercised by such holder (or such holder's legal representative or similar person) until the date which is three months, if the Stock Option is an Incentive Stock Option, or six months, if the Stock Option is a Nonqualified Stock Option, after such involuntary termination, or if earlier, the expiration date of the term of such Stock Option.

(e)   *Other Termination.* If the holder's employment with or service to the Company terminates for any reason other than Disability, Retirement, death, or involuntary termination without Cause (and without the existence of grounds for Cause), each

Stock Option held by such holder shall cease to vest, and to the extent already vested shall be forfeited at the time such holder's employment is terminated and shall be canceled by the Company.

(f) *Death Following Termination of Employment or Service.* If the holder of a Stock Option dies during the applicable Post-Termination Exercise Period, each Stock Option held by such holder shall be exercisable only to the extent that such Stock Option is exercisable on the date of such holder's death and may thereafter be exercised by the holder's executor, administrator, legal representative, beneficiary or similar person until the date which is one year after the date of death, or if earlier, the expiration date of the term of such Stock Option.

III. RESTRICTED STOCK AWARDS

3.1. Restricted Stock Awards. The Committee may, in its discretion, grant Restricted Stock Awards to such eligible persons as may be selected by the Committee.

3.2. Terms of Restricted Stock Awards. Restricted Stock Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable.

(a) *Number of Shares and Other Terms.* The number of shares of Common Stock subject to a Restricted Stock Award and the Performance Measures (if any) and the Restriction Period and Performance Period (if any) applicable to a Restricted Stock Award shall be determined by the Committee.

(b) *Vesting and Forfeiture.* The Agreement relating to a Restricted Stock Award shall provide, in the manner determined by the Committee in its discretion and subject to the provisions of this Plan, for the vesting of the shares of Common Stock subject to such award (i) if specified Performance Measures are satisfied or met during a specified Performance Period and/or (ii) if the holder of such award remains continuously in the employment of or service to the Company during a specified Restriction Period, and for the forfeiture of all or a portion of the shares of Common Stock subject to such award (x) if specified Performance Measures are not satisfied or met during a specified Performance Period and/or (y) if the holder of such award does not remain continuously in the employment of or service to the Company during a specified Restriction Period.

(c) *Share Certificates.* If approved by the Committee, during the Restriction Period a certificate or certificates representing a Restricted Stock Award may be issued and registered in the holder's name or a nominee name and may bear a legend, in addition to any legend which may be required pursuant to Section 7.6, indicating that the ownership of the shares of Common Stock represented by such certificate is subject to the restrictions, terms and conditions of this Plan and the Agreement relating to the Restricted Stock Award. As determined by the Committee, all certificates so registered in the holder's name shall be deposited with the Company, together with stock powers or other instruments of assignment (including a power of attorney), each endorsed in blank with a guarantee of signature if deemed necessary or appropriate by the Company, which would permit transfer to the Company of all or a portion of the shares of Common Stock subject to the Restricted Stock Award in the event such award is forfeited in whole or in part.

Upon termination of any applicable Restriction Period (and the satisfaction or attainment of applicable Performance Measures), subject to the Company's right to require payment of any taxes in accordance with Section 7.5, a certificate or certificates evidencing ownership of the requisite number of shares of Common Stock shall be delivered to the holder of such award.

(d) *Rights with Respect to Restricted Stock Awards.* Unless set forth in the Agreement relating to a Restricted Stock Award and subject to the provisions of the Plan, the holder of such award shall have no rights as a stockholder of the Company, including voting rights and the right to receive dividends during any applicable Restriction Period or Performance Period. If dividend rights are provided in the Agreement, any distribution with respect to shares of Common Stock shall be deposited with the Company and shall be subject to the same restrictions as the shares of Common Stock with respect to which such distribution was made.

(e) *Minimum Restriction Period.* The minimum Restriction Period shall be one year unless otherwise determined by the Committee.

3.3. Termination of Employment or Service. Subject to the provisions of the Plan, unless otherwise set forth in the Agreement relating to a Restricted Stock Award:

(a) *Disability, Death or Retirement.* If the employment with or service to the Company of the holder of such award terminates by reason of Disability, death or Retirement, the Restriction Period shall terminate as of the effective date of such holder's termination of employment or service and, in the case of death or Disability, any Performance Measures applicable to such award shall be deemed to have been satisfied at the target level and the holder, or the holder's executor, administrator, legal representative, beneficiary or similar person, as applicable, shall be entitled to a prorated award. Such prorated award shall be equal to the number of shares that would have been awarded at the target level multiplied by a fraction, the numerator of which shall equal the number of months such holder was employed with or performing services for the Company during the Performance Period (fractional months shall be ignored) and the denominator of which shall equal the number of months in the Performance Period. In the case of Retirement, any portion of the Award which remains subject to Performance Measures on the date of Retirement shall be immediately forfeited by such holder and cancelled by the Company.

(b) *Other Termination.* If the employment with or service to the Company of the holder of a Restricted Stock Award terminates for any reason other than Disability, Retirement or death, the portion of such award which is subject to a Restriction Period or Performance Measures on the effective date of such holder's termination of employment or service shall be immediately forfeited by such holder and canceled by the Company.

IV.   DEFERRED STOCK UNIT AWARDS

4.1. Deferred Stock Units. The Committee may, in its discretion, grant units representing the right to receive shares of Common Stock at the end of a specified Deferral Period, subject to applicable provisions of the Plan, including the following terms and conditions, and to such other terms and conditions not inconsistent therewith, as the Committee shall determine.

4.2. ***Deferred Stock Account.*** The Company shall credit the Deferred Stock Account for each such eligible holder with the number of Deferred Stock Units awarded to such holder.

4.3. ***Vesting and Forfeiture.*** The Agreement relating to the award of a Deferred Stock Unit shall provide, in the manner determined by the Committee in its discretion and subject to the provisions of the Plan, for the vesting of Deferred Stock Units subject to such award, (i) if specified Performance Measures are satisfied or met during a specified Performance Period and/or (ii) if the holder of such award remains continuously in the employment of or service to the Company during the Deferral Period (or such shorter vesting period as may be set forth in the Agreement) and for the forfeiture of all or a portion of such Deferred Stock Units subject to the award (x) if specified Performance Measures are not satisfied or met during a specified Performance Period and/or (y) if the holder does not remain continuously in the employment of or service to the Company during the Deferral Period (or any specified, shorter vesting period); provided, that if the employment with or service to the Company of the holder of a Deferred Stock Unit terminates by reason of Disability, death or Retirement, the holder's rights to such award that is conditioned solely upon continued employment or service shall fully vest as of the effective date of such holder's termination of employment or service and, in the case of death or Disability, any Performance Measure applicable to such award shall be deemed to have been satisfied at the target level and the holder, or the holder's executor, administrator, legal representative, beneficiary or similar person, as applicable, shall be entitled to a prorated award. Such prorated award shall be equal to the number of whole shares of Common Stock which would be exchangeable for the number of Deferred Stock Units that would have been awarded at the target level multiplied by a fraction, the numerator of which shall equal the number of months such holder was employed with or performing services for the Company during the Performance Period (fractional months shall be ignored) and the denominator of which shall equal the number of months in the Performance Period. In the case of Retirement, any portion of the Award which remains subject to Performance Measures on the date of Retirement shall be immediately forfeited by such holder and cancelled by the Company.

4.4. ***Settlement of Deferred Stock Units and Deferral Period.*** The method and timing of payment of Deferred Stock Units shall be as follows:

(a) *Settlement of Deferred Stock Units.* Deferred Stock Units that have vested shall be exchanged on a one-for-one basis for whole shares of Common Stock after the expiration of the Deferral Period except as provided in Section 4.4(b). Any fractional Deferred Stock Unit shall be eliminated and not paid.

(b) *Election to Further Defer.* If so provided by the Committee in the Agreement, the holder may delay the expiration of the Deferral Period of all or part of an award of Deferred Stock Units to a date not later than the holder's termination of employment or service, by filing with the Company, at least one year before the award has vested on a form provided for that purpose, an irrevocable election to defer settlement of the award. If a holder so elects, then, subject to this Plan, the Deferred Stock Units in his or her Deferred Stock Account shall be exchanged for shares of Common Stock at the time elected by the holder but with all such Deferred Stock Units to be exchanged not later than the effective date of the holder's termination of employment or service. All of the Deferred Stock Units in the Deferred Stock Account will be exchanged for shares of Common Stock in a lump sum payment at the time specified by the holder or, if authorized by the Committee and elected by the holder on the deferral election form, in annual installments over a period of years not extending beyond the holder's termination of employment or service. If the Deferred Stock Account is to be paid in annual installments, then each installment will be calculated as a number of Deferred Stock Units equal to (i) the number determined by dividing the number of units allocated to the holder's Deferred Stock Account as of the date of the first installment by the total number of annual payments, plus (ii) the number of any additional Deferred Stock Units allocated pursuant to Sections 4.6 or 7.7 after the date of the first installment to the Deferred Stock Units then payable. The election shall specify the timing of the lump sum payment or (in the case of annual installments) of the first installment, as one of the following: (i) the first day of the month following by at least five (5) business days the month that the holder's employment with or service to the Company is terminated or that the holder dies or is Disabled; or (ii) the first day of the month which is any number of whole years selected by the holder after the end of the Deferral Period.

     4.5.   *Termination of Employment or Service.* Subject to the provisions of the Plan, unless otherwise set forth in the Agreement relating to the Deferred Stock Unit:

(a)   *Disability, Death or Retirement*. If the employment with or service to the Company of the holder of a Deferred Stock Unit terminates by reason of Disability, death or Retirement, the Deferral Period shall terminate as of the effective date of such holder's termination of employment or service.

(b)   *Other Termination Other Than for Cause*. If the employment with or service to the Company of the holder of a Deferred Stock Unit terminates for any reason other than Disability, death or Retirement and other than for Cause, (and without the existence of grounds for Cause) after the holder's right to a Deferred Stock Unit award has vested under Section 4.3 above, in part or in full, the Deferral Period shall terminate as of the effective date of such holder's termination of employment or service as to any vested portion of the award.

(c)   *Termination for Cause*. Upon termination of the holder's employment or service for Cause, (or termination when grounds for Cause exist), all Deferred Stock Units, whether or not vested, shall be forfeited.

     4.6.   *Dividends.* The Committee may determine when an award is made that a holder of Deferred Stock Units will be entitled to participate when cash dividends are paid on shares of Common Stock. If the Committee determines that holders may so participate, the payment of the equivalent amount of such dividends will be deferred and the amount or value thereof automatically reinvested in additional Deferred Stock Units. If the Committee fails to make such a determination, no such payments or credits shall be made. If the Committee determines that a holder's Deferred Stock Account is to be adjusted in connection with a cash dividend, such adjustment will be made by adding to the Deferred Stock Account the number of Deferred Stock Units determined by multiplying the per share amount of the cash dividend by the number of Deferred Stock Units credited to the Deferred Stock Account on the record date for the cash dividend, dividing the result by the Fair Market Value of the share of Common Stock on the date the cash dividend is paid, and rounding the result to the nearest $1/100^{th}$ of a Deferred Stock Unit as the case may be (with .005 being rounded upwards); provided that, if a holder's Deferred Stock Account is reduced to zero in accordance with the Plan between the record date and the payment date for such cash dividend, then, in lieu of such adjustment to the holder's Deferred Stock Account, the dividend equivalent amount with respect to such record date will be determined by multiplying the per share amount of the cash dividend by the number of Deferred Stock Units credited to the Deferred Stock Account on the record date for the cash dividend and rounding the result to the nearest whole cent, which amount shall be paid to the holder in cash. Any adjustment with respect to holder's Deferred Stock Account pursuant to this Section which is made with respect to any Deferred Stock Units which are not then vested shall become vested at the same time, if any, as such Deferred Stock Units.

4.7. **_Adjustments._** In the event of a stock dividend, stock split or combination of shares of Common Stock, recapitalization, reclassification, merger or other similar capital or corporate structure change of the Company, then the number and the rights and privileges of Deferred Stock Units in each Deferred Stock Account may be adjusted as provided in Section 7.7. Unless otherwise determined by the Committee, shares of Common Stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, shall be subject to restrictions, risk of forfeiture and/or deferral to the same extent as the Deferred Stock Units with respect to which such Common Stock or other property has been distributed.

V. PERFORMANCE GRANTS

5.1. **_Performance Grants._** The Committee may, in its discretion, make Performance Grants to such eligible persons as may be selected by the Committee. Multiple Performance Grants may be made with respect to a Performance Period based on the same or different Performance Measures.

5.2. _Terms of Performance Grants._ Performance Grants shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable.

(a) *Amount of Performance Grant and Performance Measures.* The Agreement shall provide the amount and character of the Performance Grant and a description of the nature of the Performance Measures and the Performance Period applicable to such Performance Grant, as determined by the Committee in its discretion.

(b) *Vesting and Forfeiture.* The Agreement shall provide, in the manner determined by the Committee in its discretion, for the vesting of a Performance Grant, if specified Performance Measures are satisfied during a specified Performance Period, and for the forfeiture of all or a portion of such Performance Grant, if specified Performance Measures are not satisfied during a specified Performance Period. The Agreement also may provide for an additional vesting period or conditions with respect to any Stock Option, Restricted Stock, Deferred Stock Unit or Deferred Cash Award that is the subject of such Performance Grant.

(c) *Settlement of Vested Performance Grants.* The Agreement (i) shall specify whether a Performance Grant may be settled in Stock Options, shares of Common Stock, Restricted Stock, Deferred Stock Units, Deferred Cash Awards, or cash or a combination thereof and (ii) may specify whether the holder thereof shall be entitled to receive, on a current or deferred basis, dividend equivalents, and, if determined by the Committee, interest on or the deemed reinvestment of any deferred dividend equivalents, with respect to the number of shares of Common Stock subject to such award, if any. If a Performance Grant is settled in shares of Restricted Stock, a certificate or certificates representing such Restricted Stock may be issued in accordance with Section 3.2(c) and the holder of such Restricted Stock shall have such rights of a stockholder of the Company as determined pursuant to Section 3.2(d). Prior to the settlement of a Performance Grant in shares of Common Stock or Restricted Stock, the holder of such award shall have no rights as a stockholder of the Company with respect to any shares of Common Stock subject to such award.

(d) *Minimum Performance Period.* Unless otherwise determined by the Committee, the minimum Performance Period for any Performance Grant made with respect to the fiscal year ending April 1, 2004 is nine months and twelve months with respect to any fiscal year of the Company ending thereafter.

5.3. Termination of Employment or Service. Subject to the provisions of the Plan, unless otherwise set forth in the Agreement relating to a Performance Grant:

(a) *Disability or Death.* If the employment with or service to the Company of the holder of a Performance Grant terminates during the Performance Period by reason of Disability or death, all Performance Measures applicable to the award shall be deemed to have been satisfied at the target level and the holder, or the holder's executor, administrator, legal representative, beneficiary or similar person, as applicable, shall be entitled to a prorated award. Such prorated award shall be equal to the number of shares of Common Stock, Stock Options, Restricted Stock, Deferred Stock Units or the amount of cash or Deferred Cash Awards that would have been awarded (except that, upon death or Disability awards of Restricted Stock or Deferred Stock Units will be paid in Common Stock unless the Agreement provides otherwise) at the target level multiplied by a fraction, the numerator of which shall equal the number of months such holder was employed with or performing services for the Company during the Performance Period (fractional months shall be ignored) and the denominator of which shall equal the number of months in the Performance Period.

(b) *Other Termination.* If the employment with or service to the Company of the holder of a Performance Grant terminates during the Performance Period for any reason other than Disability or death, each Performance Grant that is not vested shall be immediately forfeited.

VI. DEFERRED CASH AWARDS

6.1. Deferred Cash Awards. The Committee may, in its discretion and subject to the terms of the Plan, make cash awards as part of Performance Grants which are to be deferred and payable at such time and in such manner as the Committee shall determine, subject to the following terms and conditions.

6.2. Deferred Cash Account. The Company shall credit the Deferred Cash Account of each eligible person with the amount of any Deferred Cash Award. The amount of any Deferred Cash Account may be credited annually as of the last day of each fiscal year of the Company with a reasonable rate of interest as permitted under Section 162(m) of the Code, which rate in no event shall exceed Moody's average corporate bond yield over the five year period ending on the last day of such fiscal year. The Company may, but is not required to, establish a grantor trust to provide funds to pay part or all amounts due under the Deferred Cash Accounts.

6.3. Vesting and Forfeiture. The Agreement shall provide, in the manner determined by the Committee in its discretion, for the vesting of Deferred Cash Awards. Unless determined otherwise by the Committee and/or set forth in the Agreement relating to the Deferred Cash Award:

(a)   if the employment with or service to the Company of the holder of a Deferred Cash Award terminates by reason of Disability, death or Retirement, the holder's rights to such award shall fully vest as of the effective date of such holder's termination of employment or service; and

(b)   if the employment with or service to the Company of the holder of a Deferred Cash Award terminates involuntarily by action of the Company without Cause (and without the existence of grounds for Cause) the holder's Deferred Cash Account balance may be forfeited whether or not vested to the extent determined by the Committee in its sole discretion, and

(c)   if the employment with or service to the Company of the holder of a Deferred Cash Award is terminated by the Company for Cause (or if grounds for termination for Cause exist at a time when the holder's employment terminates for some other reason), the holder's Deferred Cash Account balance shall be forfeited whether or not vested and no Deferred Cash Award (or amount relating thereto) shall be payable under the Plan; and

(d)   if the employment with or service to the Company of the holder of a Deferred Cash Award is terminated for any reason other than those described in clauses (a), (b) or (c) above, the amount of the awards, if any, credited to the holder's Deferred Cash Account during the three fiscal years preceding the year during which the effective date of such holder's termination occurs whether or not vested together with any interest credited on such amount during such period shall be forfeited and shall reduce the holder's Deferred Cash Account balance available for distribution.

A Deferred Cash Award and any balance in a Deferred Cash Account which does not vest shall be forfeited.

6.4.   *Time and Manner of Payment.* Unless determined otherwise by the Committee in its discretion, amounts credited to a holder's Deferred Cash Account shall be deferred until and, subject to Section 6.3 above, shall be paid or commence to be paid upon, the holder's termination of employment or service with the Company. Such amount will be paid to the holder as follows:

(a)   if the Deferred Cash Account balance on the date of the holder's termination of employment or service with the Company is less than $25,000, the amount will be paid in cash in a lump sum within ninety (90) days following the effective date of the holder's termination of employment or service, and

(b)   if the Deferred Cash Account balance on the effective date of the holder's termination of employment or service exceeds $25,000, the amount will be paid in three (3) substantially equal annual cash installments, with the first installment to be paid within ninety (90) days following the effective date of the holder's termination of employment or service with the Company and with each of the two remaining installments to be paid on or about the following two anniversaries of the first installment payment.

(c)   Notwithstanding (b) above, the Committee in its discretion may accelerate the payment of part or all of the Deferred Cash Account balance to a holder otherwise entitled to payment under this Section 6.4, in the event of an unforseeable emergency caused by an event beyond the control of the holder that would result in severe financial hardship to the holder if acceleration were not permitted and provided the amount distributed is not in excess of the amount necessary to meet the emergency.

VII.   GENERAL

7.1.   Effective Date and Term of Plan. This Plan shall be effective as of May 29, 2003, subject to its approval by the stockholders of the Company. This Plan shall terminate when shares of Common Stock are no longer available for the grant, exercise or settlement of awards, unless terminated earlier by the Board, in its sole discretion. Termination of this Plan shall not affect the terms or conditions of any award granted prior to termination. If this Plan is not approved by the stockholders of the Company, this Plan and any awards granted hereunder shall be null and void. The Plan shall be resubmitted to a vote of the stockholders no later than the first shareholder meeting that occurs in the fifth year following the year in which stockholders approved the Plan, to the extent required under Section 162(m) of the Code.

7.2.   Amendments. The Board or the Committee may amend or terminate this Plan at any time, in any manner, as it shall deem advisable, subject to any requirement of stockholder approval required by applicable law, rule or regulation, including Section 162(m) provided, however, that no amendment shall be made without stockholder approval if such amendment would increase the maximum number of shares of Common Stock available under this Plan (subject to Section 7.7) or change the class of employees eligible to participate. No amendment or termination of the Plan shall materially adversely affect, without the consent of the holder thereof, any award theretofore made under the Plan.

7.3.   Agreement. The Committee may condition an award holder's right (i) to exercise, vest or settle the award and (ii) to receive delivery of shares, on the execution and delivery to the Company of the Agreement and the completion of other requirements, including, but not limited to, the execution of a non-compete and/or non-solicitation agreement by the recipient and delivery thereof to the Company. Acceptance of, or receipt of the benefit of, an award shall be conclusively presumed to be assent by the holder to all of the terms and conditions of the Plan and of the Agreement, whether or not signed by the holder.

7.4.   Transferability of Stock Options. Stock Options may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of by the holder thereof, except by will or the laws of descent and distribution; provided, however, that unless otherwise specified in the Agreement, as long as the holder continues employment with or service to the Company or a Subsidiary, such holder may transfer Stock Options to a Family Member or Family Entity without consideration; provided, however, in the case of a transfer of Stock Options to a limited liability company or a partnership which is a Family Entity, such transfer may be for consideration consisting solely of an interest in the limited liability company or partnership to which the transfer is made. Notwithstanding the foregoing, an ISO may be transferred to a trust but only if under Section 671 of the Code and applicable State law the holder of the ISO is considered to be the sole beneficial owner of the ISO while it is held in trust. Any transfer of Stock Options shall be in a form acceptable to the Committee, shall be signed by the holder and shall be effective only upon written acknowledgement by the Committee of its receipt and acceptance of such notice. If a Stock Option is transferred to a Family Member or to a Family Entity, such Stock Option may not thereafter be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of by such Family Member or Family Entity except by will or the laws of descent and distribution. Any transferee shall remain subject to all of the terms and conditions applicable to the award prior to such transfer, which shall be subject to any rules or regulations adopted by the Committee. Payment of any tax attributable to the exercise of the award shall remain the obligation of the original recipient of the award, and the period during which an award shall remain exercisable shall depend upon the time and nature of the award recipient's termination of Employment or service with the Company and the terms of the award.

7.5. **_Tax Withholding._** The Company shall have the right to require, as of the grant, vesting, or exercise of an award, the sale of any shares of Common Stock, or the receipt of any dividends, as a condition to the payment or delivery of any cash or stock or other property pursuant to an award made hereunder, payment by the holder of such award of any federal, state, local or other income, social insurance, payroll or other tax-related items which may be required to be withheld or paid in connection with such award. The Company may, at its option and in its sole discretion, (i) require the holder to make (or cause to be made) a cash payment to the Company, (ii) accept delivery (either actual delivery or by attestation procedures established by the Company) of Mature Shares of Common Stock having an aggregate Fair Market Value, determined as of the date the obligation to withhold or pay taxes arises in connection with an award (the "Tax Date"), equal to the amount necessary to satisfy any such obligation, (iii) withhold whole shares of Common Stock which would otherwise be delivered to a holder (other than in connection with an ISO), having an aggregate Fair Market Value, determined as of Tax Date, equal to the amount necessary to satisfy any such obligation, or (iv) withhold an amount of cash which would otherwise be payable to a holder, including withholding from wages or other cash compensation or awards otherwise due to the holder, in the amount necessary to satisfy any such obligation. Shares of Common Stock to be delivered or withheld may not have an aggregate Fair Market Value (determined as of the Tax Date) in excess of the amount determined by applying the minimum statutory withholding rate of the Company or Subsidiary. Any fraction of a share of Common Stock which would be required to satisfy such an obligation shall be disregarded and the remaining amount due shall be paid in cash by the holder. No amount shall be withheld from any cash payment or shares of Common Stock relating to an award properly transferred in accordance with Section 7.4 above.

7.6. **_Restrictions on Shares._** Each award made hereunder shall be subject to the requirement that if at any time the Company determines that the listing, registration or qualification of the shares of Common Stock subject to such award upon any securities exchange or under any law, or the consent or approval of any governmental body, or the taking of any other action is necessary or desirable as a condition of, or in connection with, the vesting, exercise or settlement of such award or the delivery of shares thereunder, such award shall not vest, be exercised or settled and such shares shall not be issued or delivered unless such listing, registration, qualification, consent, approval or other action shall have been effected or obtained, free of any conditions not acceptable to the Company. In addition, the Committee may condition the grant of an award on compliance with certain listing, registration or other qualifications applicable to the award under any law or any obligation to obtain the consent or approval of a governmental body. The Company may require that certificates evidencing shares of Common Stock delivered pursuant to any award made hereunder bear a legend indicating that the sale, transfer or other disposition thereof by the holder is prohibited except in compliance with the Securities Act of 1933, as amended, and the rules and regulations thereunder. The Company shall not be obligated by virtue of any terms and conditions of any award or any provisions of the Plan to recognize the exercise of a Stock Option or to sell or issue shares in violation of the Securities Act or the law of any government having jurisdiction thereof. Any postponement or delay by the Company in recognizing the exercise of any Stock Option or in issuing any shares under a Restricted Stock Award or Deferred Stock Unit Award or otherwise hereunder shall not extend the term of a Stock Option nor shorten the term of any restriction period or vesting period attached to any Restricted Stock Award or other award and neither the Company nor its directors or officers shall have any obligation or liability to the holder of an award or to any other person with respect to any shares as to which a Stock Option or other award shall lapse because of such postponement or as to which issuance under a Restricted Stock Award or other award was delayed.

7.7. *Adjustment.*

(a)   In the event of any stock split, stock dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off or other similar change in capitalization or event, or any distribution to holders of Common Stock other than a regular cash dividend, the number and class of securities available under this Plan, the maximum number of securities available for Stock Options, Restricted Stock Awards, Deferred Stock Units and Performance Grants, the number and class of securities subject to each outstanding Stock Option and the purchase price per security, the terms of each outstanding Stock Option, the maximum number of securities with respect to which Stock Options, Restricted Stock Awards, Deferred Stock Units or Performance Grants may be made or granted during any fiscal year to any person, the number and class of securities subject to each outstanding Deferred Stock Unit, Restricted Stock Award or Performance Grant, and the terms (including Performance Measures) of each outstanding Deferred Stock Unit, Restricted Stock Award or Performance Grant may be appropriately adjusted by the Committee or new Stock Options, Deferred Stock Units, Restricted Stock Awards or Performance Grants may be substituted for any unexpired corresponding awards then outstanding, such adjustments to be made in the case of outstanding Stock Options without an increase in the aggregate purchase price. The decision of the Committee regarding any such adjustment or substitution shall be final, binding and conclusive. If any such adjustment would result in a fractional security being (i) available under this Plan, such fractional security shall be disregarded, or (ii) subject to an award under this Plan, the Company shall pay the holder of such award, in connection with the first vesting, exercise or settlement of such award in whole or in part occurring after such adjustment, an amount in cash determined by multiplying (x) the fraction of such security (rounded to the nearest hundredth) by (y) the excess, if any, of (A) the Fair Market Value on the vesting, exercise or settlement date over (B) the exercise or base price, if any, of such award.

(b)   In the event that the Company agrees (i) to sell or otherwise dispose of all or substantially all of the Company's assets, or (ii) to be wholly or partially liquidated, or (iii) to participate in a merger, consolidation or reorganization, or (iv) to sell or otherwise dispose of substantially all the assets of, or a majority interest in, a Subsidiary, then the Committee may determine that any and all Options granted under the Plan, in situations involving an event described in clauses (i) through (iii), and any and all Options granted to employees of the affected Subsidiary in situations described in clause (iv), shall be immediately exercisable in full, and any and all shares of Common Stock issuable pursuant to Deferred Stock Units, Restricted Stock Awards or cash payable or shares issuable under Performance Grants made under the Plan, in situations involving an event described in clauses (i) through (iii), and any and all shares of Common Stock issuable pursuant to Deferred Stock Units, Restricted Stock Awards or cash payable or shares issuable under Performance Grants granted to employees of the affected Subsidiary in situations described in clause (iv), shall be immediately issuable or paid, as the case may be, with all Performance Measures applicable to such award deemed satisfied at the target level and with the value of the award prorated and paid in the same manner as set forth in Section 5.3, based on the number of months from the beginning of the Performance Period to the date of the event described in clause (i), (ii), (iii) or (iv) above (ignoring fractional months). The Committee may also determine that any Stock Options not exercised, and any Deferred Stock Units, Restricted Stock Awards or Performance Grants, with respect to which any restrictions have not lapsed or conditions have not been satisfied, prior to any such event, or within such period of time thereafter (not to exceed 120 days) as the Committee shall determine, shall terminate.

(c)   The Committee in its discretion and at any time may take such additional action as it deems appropriate to address the effect of a Change in Control on awards issued under this Plan, including but not limited to actions described in Section 1.3 of this Plan.

(d)   The grant of any award pursuant to the Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or any part of its business or assets or the business, assets or stock of a Subsidiary.

7.8.   No Right of Participation or Employment. No person shall have any right to participate in this Plan. Neither this Plan nor any award made hereunder shall confer upon any person any right to continued employment by, or continued service to, the Company or a Subsidiary or affect in any manner the right of the Company or a Subsidiary to terminate the employment or services of any person at any time without liability hereunder or otherwise.

7.9.   Effect on Other Plans. Participation in this Plan shall not affect a Person's eligibility to participate in any other benefit or incentive plan of the Company or a Subsidiary. Any Awards made pursuant hereto shall not be used in determining the benefits provided under any other plan of the Company or a Subsidiary unless specifically provided therein.

7.10.   Rights as Stockholder. No person shall have any right as a stockholder of the Company with respect to any shares of Common Stock or other equity security of the Company which is subject to an award hereunder unless and until such person becomes a stockholder of record with respect to such shares of Common Stock or equity security.

7.11.   Designation of Beneficiary. If permitted by the Committee, the holder of an award may file with the Committee a written designation of one or more persons as such holder's beneficiary or beneficiaries (both primary and contingent) in the event of the holder's death. To the extent an outstanding Stock Option granted hereunder is exercisable, such beneficiary or beneficiaries shall be entitled to exercise such Stock Option to the extent permitted under local law.

Each beneficiary designation shall become effective only when filed in writing with the Committee during the holder's lifetime on a form prescribed by the Committee. The filing with the Committee of a new beneficiary designation shall cancel all previously filed beneficiary designations.

If a holder fails to designate a beneficiary, or if all designated beneficiaries of a holder predecease the holder, then each outstanding Stock Option hereunder held by such holder, to the extent exercisable, may be exercised by, and any Restricted Stock Award not yet delivered, any

Deferred Stock Unit exchangeable into Common Stock or any Deferred Cash Award payable shall be delivered, exchanged, or paid to, such holder's executor, administrator, legal representative or similar person.

7.12. ***Governing Law.*** This Plan, each award hereunder and the related Agreement, and all determinations made and actions taken pursuant thereto, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Delaware and construed in accordance therewith without giving effect to principles of conflicts of laws.

7.13. ***Foreign Employees.*** The Committee may adopt, amend or rescind rules, procedures or sub-plans relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures and to foster and promote achievement of the purposes of this Plan. Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules, procedures and sub-plans with provisions that limit or modify rights on death, Disability or Retirement or on termination of employment; available methods of exercise or settlement of an award; payment of income, social insurance contributions and payroll taxes; the withholding procedures and handling of stock certificates which vary with local requirements. The Committee may also adopt rules, procedures or sub-plans applicable to particular Subsidiaries or locations. The rules of such sub-plans may take precedence over other provisions of this Plan, with the exception of Sections 1.5 and 7.2, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan.

7.14. ***Termination of Employment or Service.*** Unless otherwise determined by the Committee, an award holder employed by or providing service to an entity that is a Subsidiary under this Plan shall be deemed to have terminated employment with or service to the Company for purposes of this Plan on the date that such entity ceases to be a Subsidiary hereunder.

7.15. ***Other Actions.*** Nothing in the Plan shall be construed to limit the authority of the Company to exercise its corporate rights and powers, including, by way of illustration and not by way of limitation, the right to grant options or pay bonuses or deferred compensation for proper corporate purposes otherwise than under the Plan to any employee or any other person, firm, corporation, association or other entity, or to grant options to, or assume options of, any person in connection with the acquisition by purchase, lease, merger, consolidation or otherwise, of all or any part of the business and assets of any person, firm, corporation, association, or other entity.

7.16. ***Status of Accounts.*** Nothing contained herein and no action taken pursuant hereto will be construed to create a trust or separate fund or any kind of fiduciary relationship between the Company and any holder of an award, the holder's beneficiary or estate, or any other person. Title to and beneficial ownership of any Common Stock or funds represented by a Deferred Stock Account or Deferred Cash Account or any other fund or account created pursuant to this Plan will at all times remain with the Company; such Common Stock or funds will continue for all purposes to be a part of the general assets of the Company and may be used for any corporate purpose. No person will, by virtue of the provisions of this Plan, have any interest whatsoever in any specific assets of the Company. TO THE EXTENT THAT ANY PERSON ACQUIRES A RIGHT TO RECEIVE PAYMENTS FROM THE COMPANY UNDER THIS PLAN, SUCH RIGHT WILL BE NO GREATER THAN THE RIGHT OF ANY UNSECURED GENERAL CREDITOR OF THE COMPANY.

7.17. ***Non-Assignability.*** The right of a holder or any person claiming under such holder to receive payments from any Deferred Stock Account or Deferred Cash Account may not be assigned, transferred, pledged, anticipated, commuted or encumbered except by a written designation of beneficiary under the Plan or by will or the laws of descent and distribution, nor shall a Deferred Stock Account or Deferred Cash Account be subject to seizure for payment of any debts or judgment of any eligible person or any person claiming through or under such person.

        7.18.   *Forfeiture of Undistributed Awards for Competitive Acts.* Notwithstanding any other provision of this Plan, unless otherwise determined by the Committee a holder will forfeit all unexercised, unearned, and/or unpaid awards, including awards earned but not yet paid, if the holder, at any time during the period of employment or service and for three (3) years thereafter, without the Company's written consent, engages directly or indirectly in any manner or capacity, as principal, agent, partner, officer, director or employee, in any business or activity competitive with the business conducted by the Company or a Subsidiary.